Exhibit 99.3

NextNav/Spartacus Transaction Announcement

June 10, 2021

Corporate Speakers:

●	Neil Subin; Spartacus Acquisition Corporation; Representative of Spartacus

●	Gary Parsons; NextNav; Chairman

PRESENTATION

Operator Opening Remarks: Welcome to the NextNav and Spartacus Acquisition Corporation business combination conference call.

Before we begin, I would like to note that the information discussed today is qualified in its entirety by the Form 8-K that has been filed today by Spartacus Acquisition Corporation and may be accessed on the SEC's website, including the exhibits thereto.

There is an investor deck that has been filed by Spartacus Acquisition Corporation with the SEC, which may be helpful to reference in conjunction with this discussion. Please review the disclaimers included therein and refer to that as a guide for today's call.

Also, statements made during this call that are not statements of historical facts constitute forward-looking statements that are subject to risks, uncertainties and other factors that could cause our actual results to differ from historical results and from our forecast, including those set forth in Spartacus Acquisition Corporation’s Form 8-K filed today and exhibits thereto. For more information, please refer to the risks, uncertainties and other factors discussed in Spartacus Acquisition Corporation’s SEC filings. All cautionary statements that we make during this call are applicable to any forward-looking statements that we make whenever they appear. You should carefully consider the risk, uncertainties and other factors discussed in Spartacus Acquisition Corporation’s SEC filings. Do not place undue reliance on forward-looking statements, which we assume no responsibility for updating.

On the conference call today is Neil Subin, a representative of Spartacus Acquisition Corporation, and Gary Parsons, Chairman of NextNav.

I would now like to introduce Neil Subin. Please go-ahead Sir.

Neil Subin, Representative of Spartacus Acquisition Corporation:

Good morning everyone and thank you for joining us. We are extremely excited to share with you the proposed business combination between Spartacus Acquisition Corporation and NextNav.

By way of background, Spartacus is a collaboration among the family office I run and a group of investors and managers I’ve previously partnered with in telecom and wireless investments over the past 20 years or so.

Understanding that SPAC’s have become a very crowded space, it was important for us to be discriminating when reviewing options for a potential target company.

That’s why when we started Spartacus there were a few guiding principles we committed to around target selection:

●	One - it had to be target that was differentiated;

●	Two - it needed to be sourced because of our relationships;

●	Three - it had to be a target that was squarely within our mandate and skillsets;

●	And most importantly it had to be a target that would benefit from and appreciate that we brought more to the table than capital. Principally, that our team we would be able to have a meaningful impact on the long-term creation of value.

We believe we have found one of those very unique assets in NextNav. The combination of 8 megahertz of valuable low band spectrum covering 2.4 billion megahertz/pops of 900 MHz spectrum, robust foundational IP, a deployed network, and world class partnerships offer us a generational opportunity to bring GPS into the 21st century. It’s an opportunity to own a mobile-native GPS network that’s impervious to blockage, ubiquitous, and 3-dimensional. In short, NextNav’s assets are irreplaceable, disruptive, and extraordinarily valuable.

As we sit here today, we believe there is a $100 billion plus global total addressable market opportunity with NextNav. Never before has there been a hyper accurate, ubiquitous, resilient, 3-dimensional, positioning navigation and timing network. The possibilities for disruptive use cases are, frankly, extraordinary. And like other networks in the past, it’s the network itself that drive the uses cases, not the opposite.

We believe that this is a 100 year plus asset that will drive innovation, enable the global economy, and produce significant free cash flow for decades to come that I believe we are creating at or below underlying spectrum value.

NextNav is also lead by a team of seasoned pioneers who have scaled location technologies to billions of devices and people who have improved large terrestrial nationwide networks. NextNav Chairman, Gary Parsons, who you will hear from in a moment, has over thirty-five years of experience building wireless and wireline networks, and is best known as the founder of XM Satellite Radio. NextNav Co-Founder and CEO, Ganesh Pattabiraman’s experience spans over two decades , including with Qualcomm leading various initiatives in launching terrestrial, satellite based, and proximity-based location systems into mass market devices.

I’ve actually known many of the NextNav constituents for a couple of decades and have had many successful wireless investments with them, in particular Columbia Capital, and Dr. Raj Singh. They, along with Gary, have been engaged with NextNav for the past decade. One of things that I’ve loved about working with them is that together we’ve identified underappreciated and underutilized wireless assets and have helped stir the pot to create significant value. Over the past several months I’ve again become confident that together, through our collective experience, creative thinking, industry, and government relationships we are creating yet another incredible asset.

So, not only is NextNav an incredible asset with a dynamic management team, but if you look at the entire universe of active SPAC’s, there’s no sponsor group better positioned to accelerate NextNav’s business plan than Spartacus. We not only bring tremendous resources, but incredible industry knowledge to supplement our team. Notably, Pete Aquino, Chairman and CEO of Spartacus, brings over thirty years of TMT experience to this transaction. He has led several companies through exponential growth in fiber, data center construction and consolidation and wireless deployments and overlay technologies designed to drive vertical product revenue. Peter will also join the NextNav Board of Directors following the close of the transaction.

The transaction will enable NextNav to accelerate its rollout strategy to capture a compelling growth opportunity ahead of it. The pro-forma enterprise value of NextNav is targeted at $900 million, with a lot of support from both Spartacus and NextNav investors, in fact all current NextNav equity holders are rolling the entirety of their existing equity holdings into the combined company.

The transaction is expected to provide up to approximately $408 million in gross proceeds, comprised of Spartacus Acquisition Corporation’s approximately $203 million of cash held in trust (assuming no redemptions) and a $205 million fully committed common stock PIPE at $10.00 per share. Investors of note include Koch Strategic Platforms, a subsidiary of the Koch Investments Group, funds managed by Fortress Investment Group, LLC, Ophir Asset Management, Woody Creek Capital Management and Quantlab Disruptive Technologies, Iridian Asset Management LLC, and Sponsor of Spartacus.

The Company expects to be debt-free and have $300 million on the balance sheet when the transaction is complete, which will help fuel its high-growth, free cash flow story without the need for additional equity financing.

Proceeds from the transaction will be used to expand and fuel the growth of NextNav’s next generation 3D geolocation platform in the U.S. and around the globe serving public safety, critical infrastructure, mass market consumer apps, autonomous vehicles, UAV’s and many other sectors.

As investors and TMT operators, we are very excited about the tremendous opportunity in NextNav. NextNav is an innovative, emerging market leader with a best in class executive management team, a highly attractive, deeply moated business model, and a highly scalable platform with incredible underlying assets. We expect that combination will fuel the expansion and adoption of NextNav’s industry leading 3D geolocation technology in the U.S. and around the world allowing us to drive significant value creation for stockholders.

With that, I will turn the call over to Gary to walk you through the NextNav business plan in greater detail.

Gary Parsons, Chairman of NextNav:

Thanks, Neil and thanks to all of you for taking the time to get to know NextNav. We are incredibly excited to take the next step in our evolution by combining with Spartacus Acquisition Corporation NextNav has spent over a decade developing its innovative 3D geolocation technology, bringing precise floor-level altitude to existing location services and in-building, resilient location and timing enhancements to traditional GPS capabilities.

Today, GPS is at the core of the global economy. In 2021 it is expected to drive over $700 billion of U.S. economic activity, and most strikingly, the impact doubles approximately every 3 years according to official U.S. Government statistics. While GPS has fostered massive growth in a vast array of markets, it also represents a single point of failure for many of these markets. It also has inherent limitations that need to be addressed to keep this phenomenal growth trajectory accelerating into new market applications.

While numerous technical solutions have sought over the years to improve GPS’s accuracy, they all fail to address GPS’s most fundamental shortcomings. Specifically, GPS suffers significant performance problems in urban environments, particularly indoors, and lacks altitude detection capabilities. The satellite signal is also incredibly weak, easily jammed and has no encryption, allowing it to be regularly spoofed.

As a result, society today requires a Next Generation GPS solution – not to replace GPS, but to enable it to meet new market demands. Apps require dependable horizontal and vertical location data, particularly in urban areas and indoors. Additionally, autonomous vehicles, eVTOLs and UAVs require resilient location services, while critical infrastructure, such as cellular networks, the power grid and financial services all need to address their single failure point vulnerabilities with a back-up timing solution.

At NextNav, we are making NextGen GPS a reality with a more available, a more resilient and more accurate solution than GPS alone.

Founded as Commlabs in 2007, NextNav was launched to address the inherent limitations of the current GPS offering. Today GPS is a 2D service that only works with a clear line of sight to the sky. At NextNav, we offer reliable, hyper-accurate 3D GPS in any environment, including indoors, and we do that with zero reliance on GPS satellites. All of our technology is encrypted to prevent spoofing and is supported by a powerful signal, literally 100,000 times more powerful than GPS to prevent jamming.

Today, NextNav goes to market through two world class technologies, Pinnacle and TerraPoint. Our Pinnacle service provides altitude with current GPS based technologies. The technology provides “floor level” location within three meters 94% of the time and has consistently been shown as the most accurate vertical location technology available.

Our TerraPoiNT solution brings full 3D accuracy altogether by providing position, navigation and timing intended to enhance, or even replace, current GPS technologies. Our technology provides 3D accuracy where GPS cannot – indoors and in urban areas. It is essentially a ground-based GPS system with vertical location capability, which has been recognized by the U.S. Department of Transportation as the highest ranked Position, Navigation and Timing (PNT) network among all technologies tested. The technology has an initial deployment in over 47 markets today and we plan to densify those networks and build out a nationwide footprint using proceeds from this transaction.

In terms of go-to-market strategy, NextNav’s roadmap is a staged, low-risk deployment which still allows us to ultimately reach the $100 billion plus addressable market that Neil mentioned earlier. Our first priority is penetration of the U.S. market representing an estimated $50 billion opportunity. And I should note that this opportunity is a tiny fraction of the current market since we are specifically targeting segments where our unique terrestrial GPS capabilities have the greatest impact.

We have already entered commercial operations in the U.S. market with our Pinnacle vertical location network deployed in partnership with AT&T and FirstNet. This partnership got our network deployed in over 4,400 cities and towns and creates a strong sales channel to over 10 million public safety users throughout the U.S. Popular first responder applications incorporate our vertical location capabilities into their situation awareness offerings. And it’s not just the First Responder, from an 911 perspective, vertical location is essential to quickly finding callers indoors in urban highrises.

This same capability, of course, can just as easily tell your Uber driver which level of the airport you are standing on. Or allow data analytic firms to identify individual retail outlets on different floors in a shopping mall. The global app economy is expected to be $3.7 trillion in 2021 and is increasingly powered by location services. Roughly a third of all apps utilize some location component, and an increasing number of gaming platforms and AR applications require location as well. A good example of this is our recent announcement with Gimbal, Gimbal powers over 1800 retail and stadium applications and ‘Z’ determination was important for them to improve the efficiency of the stores and improve customer user experience. NextNav is engaged with over 200 distinct app opportunities today with a growing pipeline tied to this segment.

NextNav has also been involved with the DOT from the very beginning in assessing autonomous vehicle location requirements, and with NASA and the FAA and in providing the technology to help drones and eVTOL’s effectively navigate urban areas.

Enterprise IoT is also a key market, particularly with asset tracking. Asset tracking out on the open road works fine with GPS, but increasingly tracking is required in urban centers and inside buildings and warehouses.

Finally, GPS resiliency and backup, which has become a national security priority for the U.S. government, is also a key focus area. We clearly see a leading role for NextNav’s terrestrially-based GPS constellation in the government’s bipartisan plans for critical infrastructure resilience, and hopefully Congressional support this year.

Looking ahead, we expect NextNav, combined with GPS, to become the global standard for location and timing services. Every one of the market segments we address, from the app economy to eVTOL, autonomous vehicles, public safety and securing critical infrastructure are just as relevant in developed markets in the Americas, Europe and East Asia as they are in the United States, and we have active trials underway outside of the U.S. already.

Further, all the work we have done in the last 10 years has allowed us to develop a deep and competitive moat around our capabilities. We are the only technology that has shown the ability to provide equivalent services to GPS of Position, Navigation and Timing, or PNT services. Other location services, such as those reliant on wi-fi, are not as precise or reliable, and do not even attempt to provide timing. We have a deployed vertical network in place nationwide to insure accuracy. We have a unique nationwide spectrum asset of 8mhz of contiguous low-band spectrum, and our technology reflects a global IP portfolio of over 100 patents covering the core technology, network design and services capabilities.

The combination of these elements puts us in a unique and irreplicable position. Perhaps the most important financial aspect of the facilities-based service platforms we are deploying is the significant operating leverage it facilitates. Once our network is deployed, we have very low marginal cost. We expect almost 90 cents of every dollar of incremental revenue will drop to the EBITDA line. This gives the NextNav platform a highly attractive long term financial profile, which also includes:

●	Adjusted EBITDA margins of over 70%, consistent with many facilities-based wireless networks;

●	Limited go-forward capital requirements, since unlike a cellular network, where each new user consumes capacity, this is essentially a ‘location broadcasting’ network which can serve an unlimited number of users;

●	Since our network provides a cloud-based location ‘utility’ to vast numbers of other platforms and applications, incremental sales costs are modest as well;

In all, we are extremely excited about the opportunity in front of us. We started NextNav with a strategic vision to build the next generation of GPS. Over the last decade, we implemented that vision and are well on our way to full deployment in the U.S. The transaction with Spartacus will allow us to build on that success and enable the next generation of location and timing services – more precise, available and resilient and that will power the next generation of applications and services in mobile apps, autonomous vehicles, public safety and critical infrastructure globally.

We appreciate your time and support and look forward to connecting with all of you in the coming months.